Exhibit 23.4
PIPER JAFFRAY & CO.
150 East 42nd Street
New York, NY 10017

June 3, 2008

Board of Directors
FMG Acquisition Corp.
Four Forest Park
Farmington, CT 06032

Re: Fairness Opinion

Dear Members of the Board of Directors:

Reference is made to that certain opinion letter given to you by Piper Jaffray & Co. (“Piper Jaffray”), dated March 20, 2008, as to whether the consideration to be paid by FMG Acquisition Corp. (“FMG”) to United Insurance Holdings, LC in the proposed merger transaction (the “Merger”) is fair, from a financial point of view, to the holders of FMG common stock (the “Fairness Opinion”).

We hereby consent to the use of the Fairness Opinion in the joint proxy/registration statement filed by FMG with respect to the Merger.

Very truly yours,

/s/ PIPER JAFFRAY & CO.

PIPER JAFFRAY & CO.